January 27, 2008

VIA FACSIMILE AND EDGAR TRANSMISSION

Mr. John P. Nolan, Accounting Branch Chief

Ms. Babette Cooper, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:     Unibanco – União de Bancos Brasileiros S.A.
Unibanco Holdings S.A.

Form 20-F for the Fiscal Year Ended December 31, 2006

(File No. 1-14640 and 1-14640-01)

Dear Mr. Nolan and Ms. Cooper:

We appreciate the time you spent on the analysis of our response letter dated December 21, 2007 and our phone conversation held on January 14, 2008. Please find below our response to your letter dated January 14, 2008.

For your convenience, we have reproduced below the Staff´s comment followed by the company´s response.

Based on our review of your response letter dated December 21, 2007, and our phone conversation on January 14, 2008, it remains unclear to us how your hedged liabilities specifically complied with the fact pattern described in Question 1 of DIG Issue G13. Moreover, the fact pattern appears to more closely follow Question 2 of DIG Issue G13. Please provide detailed evidence supporting your belief that you have fully complied with Question 1 of DIG Issue G13. Alternatively, if you decide that these hedging practices in fact more closely follow the example described in Question 2 of the DIG, please provide us with your SAB 99 analysis or revise your financial statements accordingly.

In addition to complying with the general cash flow hedging requirements of SFAS 133 (mainly paragraphs 28 and 29), as described below, we believe that our hedging strategy for our CDI-based deposits (“Deposits”) complies with Question 1 of DIG Issue G13. The following analysis addresses the two key elements of the fact pattern included therein and discussed in our phone conversation held on January 14, 2008:

1.	Designating the hedged forecasted transactions with sufficient specificity; and

2.	Determining the probability of making interest payments on at least the amount of hedged principal over the life of the hedge (at hedge inception and on an ongoing basis).

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Sufficient specificity in identifying the hedged forecasted transaction

Our hedging activities are carried out pursuant to our hedging policy and our risk management objectives. At the inception of each individual hedging relationship, we designate the hedged risk as the risk of changes in the cash flows of the first CDI-based interest cash flows expected to occur over a specified time period from a specified principal amount of our then-existing Deposits and those that are expected to be renewed. This designation is consistent with Question 1 of DIG Issue G13.

While this methodology does not link a specific derivative with the cash flows associated with a specific Deposit, this designation enables us to specifically identify the hedged forecasted cash flows when they actually occur. Furthermore, our internal systems and processes provide for the timely and accurate identification of such cash flows, consistent with the DIG Issue G13 Question 1.

For example, on June 15, 2005, we decided to hedge the forecasted interest cash flows derived from Deposits with principal amount of R$ 93 million for a hedge period and entered into a R$93 million notional derivative instrument maturing on January 2, 2008 (we would be pleased to supplementally provide the Staff with the documentation of this example – Document A). At the date of designation, our total outstanding portfolio of Deposits amounted to R$21,731 million. As documented at the date of designation, we determined that R$12,915 million of such portfolio could not be associated with our hedge, since such Deposits were expected to mature before January 2, 2008. We then forecasted as probable R$9,816 million of our Deposits, which when renewed would mature after January 2, 2008 (see below how we proceed at the inception of the hedge to assess probability). Therefore, we designated as the hedged cash flows the first forecasted interest cash flows associated with a R$93 million principal out of a total Deposit portfolio balance of R$18,632 million (R$ 21,731 – R$ 12,915 million + R$ 9,816 million) over the period ending January 2, 2008.

Upon designation of any new derivative, we associate such derivative with the forecasted interest cash flows for Deposits maturing on or after the derivative maturity date. As we have many hedging derivatives outstanding simultaneously, for any new designation, we do not consider the cash flows for the amount of Deposits already associated with existing hedging relationships. In other words, we associate the derivatives using a chronological order of designation to identify hedging relationships. The control over the relationship of the derivative to the hedged items is maintained by the back office in conformity with our internal procedures.

To continue with the example set forth above, on June 15, 2005, we had R$10,001 million notional amount of derivatives classified as hedging relationships. Of the Deposit portfolio balance of R$18,632 million, we did not include for designation the interest cash flows derived from the amount of Deposits already associated with the R$10,001 million notional amount of derivatives. In order to segregate the existing hedging relationships and to identify the hedged cash flows as they occur, we paired the existing derivative with the earliest maturity date with the cash flows of the earliest maturing Deposits (in each case, excluding Deposits maturing before the derivative maturity). We continued this process of matching each remaining derivative with the remaining Deposits according to their maturity dates. Therefore, the new R$93 million notional amount of derivative hedged the first forecasted interest cash flows associated

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with a R$93 million Deposit balance out of a total Deposit portfolio balance of R$18,532 million over the period ending on January 2, 2008 (excluding from such association the cash flows derived from the R$10,001 million of derivatives already contracted).

We do not identify the hedged forecasted cash flows from a specified Deposit or a specified group of individual Deposits, which we believe would be a DIG Issue G13 Question 2-type strategy. Our hedge strategy contemplates hedging the risk of changes in our first forecasted CDI-based cash flows that are expected to occur from a portion of our then-existing and forecasted Deposits, without identifying a priori the specific Deposits from which they will derive. This designation of the hedged risk allows us to identify which interest payments are the hedged interest cash flows as they occur, which is fundamental for reliance on the DIG Issue G13 Question 1 fact pattern.

Probability of the hedged forecasted cash flows

In order to assess the probability of the hedged forecasted cash flows, we work with a pre-established hedgeable exposure for our Deposits. The hedgeable exposure is defined as the portion of our Deposits that is expected to be continuously replenished. Our Asset and Liability Committee uses historical data and analyzes the main macroeconomic variables to determine the minimum amount of Deposits that are probable of being continuously replenished. As described in our previous letter, Unibanco’s portfolio of CDI-based liabilities has consistently grown over the last few years (we would be pleased to supplementally provide the Staff an example of this documentation – Document B), and management projections indicate that it is expected to grow over the coming years. In addition, as a bank, we expect to maintain the growth of our CDI-based liabilities (which are our primary source of funding) in order to sustain our normal operating activities. All of these elements are considered when evaluating the likelihood of the hedged forecasted cash flows prospectively; both at hedge inception and on an ongoing basis.

In order to illustrate these procedures, assume our treasury determines to hedge the cash flows derived from R$93 million of our portfolio of Deposits. As explained above, the hedgeable exposure is established by the Asset and Liability Committee on a monthly basis; which is considered to represent the amount of probable forecasted cash flows that can be hedged. Our accounting staff then considers the existing hedges, plus the additional R$93 million proposed hedge, versus the hedgeable exposure in order to determine if we will remain within the hedgeable exposure (in our previous example, we had a balance of R$8,538 million of hedgeable exposure). If the existing hedges plus the proposed hedge ever exceeds the hedgeable exposure, the proposed hedge would not be considered as cash flow hedge accounting. This analysis is documented at hedge inception. Our treasury and accounting staff are informed of changes in the hedgeable exposure in order to assess the continuing probability of the hedged forecasted cash flows and the implications on any existing or proposed hedges.

We monitor the total notional amount of the hedges on an ongoing basis. We verify the total notional amount of the hedges as we constantly assess the convenience of entering into a new hedge, based on our hedging strategy. In addition, as described above, we formally monitor the total notional amount of the hedges each time we do enter into a new hedge, which generally happens several times in any given quarter. If, at any point

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in time, we were to observe that the total notional amount of the derivative hedging instruments is greater than the hedgeable exposure or the actual amount of hedged principal, we would (i) reassess the probability assertion of the hedged forecasted cash flows of our existing hedges; and (ii) measure the amount of resulting hedge ineffectiveness in accordance with our documented effectiveness testing methods. As stated in our previous letter, we have never missed any of our forecasted cash flows for our liabilities.

Finally, consistent with the fact pattern in Question 1, we do not assume that there is no ineffectiveness in any of the hedging relationships. We evaluate effectiveness and measure ineffectiveness on a quarterly-basis, as explained in our previous correspondence.

We believe these procedures are in-line with those described in the relevant fact pattern on the DIG Issue G13 Question 1. Finally, as requested in our phone conversation held on January 14, 2008, we have discussed these matters with our external auditor and it has confirmed that it agrees with our conclusion addressed in this letter.

Based on the above, we remain confident that our hedging strategy for our Deposits complies with the Statement, including Question 1 of DIG Issue G13.

In response to your request, we confirm we have filed our response letters in the non-public Edgar data storage area as correspondence.

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Thank you for your consideration of our responses. If you or any other member of the Staff has any further questions or comments concerning these responses, or if you require additional information, please do not hesitate to contact Francesca Odell or Vanessa Gonzalez at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2000.

If you wish to contact our external auditors, please do not hesitate to contact Paulo Sergio Miron of PricewaterhouseCoopers Auditores Independentes at (55 11) 3674-2000.

Very truly yours,

/s/ Geraldo Travaglia Filho

Geraldo Travaglia Filho

Chief Financial Officer of Unibanco –

União de Bancos Brasileiros S.A.

and Unibanco Holdings S.A.

cc:

Francesca Odell

Vanessa Gonzalez

Cleary Gottlieb Steen & Hamilton LLP

Paulo Sergio Miron

PricewaterhouseCoopers Auditores Independentes

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